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Exhibit 99.1

Schedule "A"

                  YAMANA GOLD INC.
                  PRO FORMA CONDENSED CONSOLIDATED
                  FINANCIAL STATEMENTS
                  (Unaudited)
                   March 31, 2014
                  (expressed in thousands of US dollars)

YAMANA GOLD INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

as at March 31, 2014
(expressed in thousands of US dollars)
(Unaudited)

	Yamana Gold Inc.	Joint Operation (Note 2)	Pro Forma Adjustments	Note 5	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	209,764	23,532	26,204	{b} {j}	259,500
Restricted cash	—	253	—		253
Trade and other receivables	74,717	—	—		74,717
Inventories	244,939	32,657	—		277,596
Other financial assets	80,559	9,168	—		89,727
Other assets	89,838	13,797	—		103,635

Total Current Assets	699,817	79,408	26,204		805,429
Non-current assets
Restricted cash	—	21,932	—		21,932
Property, plant and equipment	10,292,810	845,002	785,676	{f}	11,923,488
Investment in associate	101,480	—	—		101,480
Investments	11,594	—	—		11,594
Other financial assets	21,647	—	—		21,647
Deferred tax assets	95,500	—	35,024	{i} {k}	130,524
Goodwill and intangibles	67,363	—	267,434	{f}	334,797
Other assets	85,285	—	—		85,285

Total assets	11,375,496	946,342	1,114,338		13,436,176

Liabilities
Current liabilities
Trade and other payables	332,446	32,798	2,966	{c}	368,210
Current portion of long-term debt	—	31,912	—		31,912
Income taxes payable	4,655	—	—		4,655
Other financial liabilities	176,946	—	—		176,946
Decommissioning, restoration and similar liabilities	—	566	—		566
Other provisions and liabilities	14,714	—	—		14,714

Total Current Liabilities	528,761	65,276	2,966		597,003
Non-current liabilities
Long-term debt	1,338,806	106,338	495,524	{b} {d}	1,940,669
Decommissioning, restoration and similar liabilities	171,621	7,135	—		178,756
Deferred tax liabilities	1,988,010	41,979	326,388	{f} {k}	2,356,377
Other financial liabilities	82,423	—	—		82,423
Other provisions and liabilities	136,389	—	—		136,389

Total Liabilities	4,246,010	220,727	824,879		5,291,616

Equity
Common share capital	6,321,450	—	1,012,593	{a}	7,334,043
Retained earnings	802,906	—	2,480	{c} {b} {i}	805,386
Reserves	(13,566)	—	—		(13,566)
Non-controlling interest	18,696	—	—		18,696

Total equity	7,129,486	—	1,015,073		8,144,559

Total equity and liabilities	11,375,496	220,727	1,839,952		13,436,176

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.

YAMANA GOLD INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the three months ended March 31, 2014
(expressed in thousands of US dollars)
(Unaudited)

	Yamana Gold Inc.	Joint Operation (Note 2)	Pro Forma Adjustments	Note 5	Pro Forma Combined
Revenue	353,916	96,106	(4,784)	{h}	445,238
Cost of sales, excluding depletion	208,865	44,995	—		253,860

Gross margin	145,051	51,111	(4,784)		191,378
Depletion, depreciation and amortization	111,950	15,950	6,519	{g}	134,418

Mine operating earnings	33,101	35,161	(11,303)		56,960
General and administrative	31,468	7,546	—		39,014
Exploration and evaluation	4,600	495	—		5,095
Equity earnings from associate	(1,165)	—	—		(1,165)
Other operating expenses	12,530	91	—		12,621
Impairment of mining properties and goodwill	—	183	—		183

Operating earnings	(14,332)	26,846	(11,303)		1,211
Finance income	6,623	52	—		6,675
Finance expense	(9,012)	(4,097)	(2,355)	{c} {e}	(15,463)

Earnings before income taxes	(16,721)	22,801	(13,658)		(7,578)
Income tax expense	(12,887)	(10,779)	4,319	{l}	(19,347)

Net earnings	(29,608)	12,022	(9,339)		(26,924)

Attributable to:
Yamana Gold Inc. equity holders	(29,608)	12,022	(9,339)		(26,924)
Non-controlling interest	—	—	—		—

	(29,608)	12,022	(9,339)		(26,924)
Net earnings per common share
Basic	(0.04)				(0.03)
Diluted	(0.04)				(0.03)
Weighted-average number of shares outstanding ('000s)
Basic	753,356				876,977
Diluted	753,356				876,977

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.

YAMANA GOLD INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended December 31, 2013
(expressed in thousands of US dollars)
(Unaudited)

	Yamana Gold Inc.	Joint Operation (Note 2)	Pro Forma Adjustments	Note 5	Pro Forma Combined
Revenue	1,842,682	328,128	(16,380)	{h}	2,154,430
Cost of sales, excluding depletion	900,789	178,726	—		1,079,515

Gross margin	941,893	149,402	(16,380)		1,074,915
Depletion, depreciation and amortization	401,115	56,995	25,741	{g}	483,851

Mine operating earnings	540,778	92,407	(42,121)		591,064
General and administrative	135,320	11,654	—		146,974
Exploration and evaluation	30,151	3,035	—		33,186
Equity earnings from associate	3,905	—	—		3,905
Other operating expenses	78,073	(119)	—		77,954
Impairment of mining properties and goodwill	682,273	264,033	—		946,306

Operating earnings	(388,944)	(186,196)	(42,121)		(617,261)
Finance income	25,086	218	—		25,304
Finance expense	(31,383)	(17,988)	(9,422)	{c} {e}	(58,792)

Earnings before income taxes	(395,241)	(203,966)	(51,542)		(650,749)
Income tax expense	(79,110)	(2,230)	16,414	{l}	(64,926)

Net earnings	(474,351)	(206,195)	(35,128)		(715,675)

Attributable to:
Yamana Gold Inc. equity holders	(446,247)	(206,195)	(35,128)		(687,571)
Non-controlling interest	(28,104)	—	—		(28,104)

	(474,351)	(206,195)	(35,128)		(715,675)
Net earnings per common share
Basic	(0.59)				(0.78)
Diluted	(0.59)				(0.78)
Weighted-average number of shares outstanding ('000s)
Basic	752,697				876,318
Diluted	752,697				876,318

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

1.     DESCRIPTION OF THE TRANSACTION

  The accompanying unaudited pro forma condensed consolidated financial statements of Yamana Gold Inc. ("Yamana") have been prepared to give effect to the arrangement agreement entered into by Yamana, Agnico Eagle Mines Limited ("Agnico Eagle"), and Osisko Mining Corporation ("Osisko") dated April 16, 2014 (the "Arrangement Agreement") pursuant to which Yamana and Agnico Eagle jointly acquired, directly or indirectly, 100% of Osisko's issued and outstanding common shares (the "Osisko Shares") by way of a plan of arrangement (the "Acquisition"). The total transaction consideration paid to holders of Osisko Shares (the "Transaction Consideration") consisted of approximately C$1.0 billion in cash, approximately C$2.33 billion in aggregate value of common shares of Yamana ("Yamana Shares") and common shares of Agnico Eagle ("Agnico Eagle Shares") (based on, in each case, the closing price on the Toronto Stock Exchange (the "TSX") of C$8.88 per Yamana Share and C$36.29 per Agnico Eagle Share, as of June 16, 2014, the date of the closing of the Acquisition), and shares of a new company ("New Osisko") with an implied value of approximately C$560 million. The Transaction Consideration provided to holders of Osisko Shares (the "Osisko Shareholders") under the Acquisition is equal to C$8.28 per Osisko Share on a fully-diluted basis.

  Pursuant to the Acquisition, Osisko transferred its right and interest in and to the Canadian Malartic mine (excluding, for the avoidance of any doubt, the Canadian Malartic net smelter royalty ("NSR") which was retained by Osisko and transferred to New Osisko) to a general partnership (the "Canadian Malartic GP"). In addition, pursuant to the Acquisition, the following assets of Osisko were transferred to New Osisko (collectively referred to as the "New Osisko Assets"):

  •
  a 5% NSR on the Canadian Malartic mine, as noted above;

  •
  C$157,000 ($144,820) in cash;

  •
  a 2% NSR on the Kirkland Lake properties, the Hammond Reef properties, and other exploration properties;

  •
  all assets and liabilities relating to the Mexican properties, in particular the Guerrero camp; and

  •
  other investments valued at approximately C$15,580 (as of the closing date of the Acquisition).

  Immediately following the completion of the Acquisition, Yamana and Agnico Eagle each directly or indirectly owned (A) 50% of Osisko and its mining assets (excluding the New Osisko Assets), including the Kirkland Lake properties, the Hammond Reef properties, and other exploration properties, and (B) a 50% interest in the Canadian Malartic GP (collectively, the "Joint Operation").

  Upon closing of the Acquisition on June 16, 2014, each outstanding Osisko Share was exchanged for:

  •
  C$2.09 in cash;

  •
  0.26471 of a Yamana Share;

  •
  0.07264 of an Agnico Eagle Share; and

  •
  one common share of New Osisko with an implied value of C$1.20.

  Yamana and Agnico Eagle are equal partners, directly or indirectly, in all of the assets and liabilities of Osisko and the Joint Operation.

  The accompanying unaudited pro forma condensed consolidated financial statements of Yamana have been prepared to give effect to the Acquisition.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

1.     DESCRIPTION OF THE TRANSACTION (Continued)

  The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 combines the historical consolidated statements of operations of Yamana and the historical statement of operations of the Joint Operation, for the three months and the year then ended, respectively, to give effect to the Acquisition as if it had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as at March 31, 2014 combines the historical consolidated balance sheets of Yamana and that of the Joint Operation, as at that date, to give effect to the Acquisition as if it had occurred on March 31, 2014.

  The historical financial statements of the Joint Operation have been derived from the historical consolidated financial statements of Osisko as at and for the three months ended March 31, 2014 and the year ended December 31, 2013, and adjusted for certain assets and liabilities that, under the terms of the definitive agreement, were not transferred to the Joint Operation.

  The unaudited pro forma consolidated condensed financial statements were based on and should be read in conjunction with the following:

  •
  Unaudited condensed consolidated interim financial statements of Yamana as at and for the three months ended March 31, 2014 and the related notes;

  •
  Unaudited condensed interim consolidated financial statements of Osisko as at and for the three months ended March 31, 2014 and the related notes;

  •
  Audited consolidated financial statements of Yamana for the year ended December 31, 2013 and the related notes, included in Yamana's 2013 Annual Report; and

  •
  Audited consolidated financial statements of Osisko for the year ended December 31, 2013 and the related notes, included in Osisko's 2013 Annual Report.

  The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the pro forma consolidated statement of operations, expected to have a continuing impact on the consolidated results.

  The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what Yamana's financial position or financial performance actually would have been had the Acquisition been completed as of the dates indicated and does not purport to project the future financial position or operating results of Yamana.

  The Joint Operation is a joint arrangement whereby both Yamana and Agnico Eagle have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. The unaudited pro forma condensed consolidated financial statements have therefore been prepared in accordance with IFRS 11 Joint Arrangements, and give effect to Yamana's share of the assets to be held and liabilities to be incurred and its share of revenues arising from the sale of the output from the Joint Operation, its revenues from the sale of its share of output from the Joint Operation, and its share of expenses.

  The Joint Operation is considered to be a business under IFRS 3 (2008) Business Combinations ("IFRS 3R"). The unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3R. Accordingly, the purchase price

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

1.     DESCRIPTION OF THE TRANSACTION (Continued)

  calculation and purchase price allocation are dependent upon fair value estimates and assumptions as at the acquisition date. There are instances where adequate information is not available at the time of the preparation of these statements, to perform an estimate of fair value. Yamana will finalize all amounts as it obtains the information necessary to complete the measurement process, which is expected to be no later than one year from the acquisition date. Accordingly, pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed consolidated financial statements of Yamana and Yamana's future financial performance and financial position.

  Osisko's financial statements are presented in Canadian dollars. For the purposes of these unaudited pro forma condensed consolidated financial statements, amounts have been translated into US dollars at the following rates:

  •
  June 16, 2014 information at the exchange rate of $0.9224;

  •
  March 31, 2014 balance sheet at the exchange rate of $0.9046;

  •
  March 31, 2014 statement of loss at the average rate for the three months of $0.9061; and

  •
  December 31, 2013 statement of loss at the average rate for the year of $0.9713.

  All foreign exchange rates have been obtained from the Bank of Canada website. Except where otherwise noted, these unaudited pro forma condensed consolidated financial statements, and their accompanying notes, are presented in US dollars.

  These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not reflect the realization of potential cost savings, synergies or potential restructuring costs that may result from the transaction. There can be no assurance that cost savings and synergies will be achieved; however, if achieved, these could result from the reduction of overhead and elimination of duplicative functions. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Acquisition been completed at the date indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of the combined company after completion of the Acquisition. Similarly, no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the transaction.

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS

  In order to give pro forma effect to the Acquisition on the historical consolidated balance sheet and consolidated statement of operations of Yamana as at and for the three months ended March 31, 2014 and for the year ended December 31, 2013, Osisko's historical audited consolidated balance sheet and historical audited consolidated statement of loss as at and for the three months ended March 31, 2014 and for the year ended December 31, 2013 have been adjusted to give effect to the New Osisko Assets that were not transferred to the Joint Operation.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  Consolidated balance sheet adjustments

				Pro Forma Joint Operation Balance Sheet
	Osisko, as reported Mar 31, 2014	New Osisko Assets		Net assets transferred to Joint Operation	Net assets transferred to Joint Operation	50% of Joint Operation
	CAD	CAD		CAD	USD	USD
Assets
Current Assets
Cash and cash equivalents	209,028	157,000	{a}	52,028	47,065	23,532
Restricted cash	560	—		560	507	253
Accounts receivable	26,368	—		26,368	23,852	11,926
Inventories	72,203	—		72,203	65,315	32,657
Prepaid expenses and other assets	25,419	1,012	{b}	24,407	22,079	11,039

	333,578	158,012		175,566	158,819	79,408
Non-current Assets
Restricted cash	48,490	—		48,490	43,864	21,932
Investments in Associates	3,251	3,251	{b}	—	—	—
Other investments	9,834	9,834	{b}	—	—	—
Property, plant and equipment	1,871,232	2,999	{b}	1,868,233	1,690,004	845,002

TOTAL ASSETS	2,266,385	174,096		2,092,289	1,892,687	946,342

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	72,515	2	{b}	72,513	65,595	32,798
Current portion of long-term debt	75,554	5,000	{e}	70,554	63,823	31,912
Provisions and other liabilities	7,100	5,849	{c} {d}	1,251	1,132	566

	155,169	10,851		144,318	130,549	65,276
Non-current Liabilities
Long-term debt	235,492	386	{e}	235,106	212,677	106,338
Provisions and other liabilities	21,668	5,894	{c} {d}	15,774	14,269	7,135
Deferred income and mining taxes	92,812	—		92,812	83,958	41,979

	349,972	6,280		343,692	310,904	155,451

TOTAL LIABILITIES	505,141	17,131		488,010	441,453	220,727

  a)
  Cash of $144,820 (C$157,000) was transferred to New Osisko as part of the Acquisition.

  b)
  The portions of property, plant and equipment and prepaid expenses, and all of the investments in associates and other investments, transferred to New Osisko, which were not transferred to the Joint Operation.

  c)
  Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") vested immediately upon the close of the Acquisition. It is assumed that Units were paid out upon the closing of the Acquisition,

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

    and any additional cash consideration paid by Yamana is incorporated within the purchase price in note 4 below.

  d)
  Flow-through shares were not transferred to New Osisko and formed part of the transfer to the Joint Operation.

  e)
  As discussed in note 4 below, certain of the Osisko debt, all of the in-the-money warrants and in-the-money options held in Osisko were converted into common shares of Osisko, and all shares issuable by Osisko under the Resource Sharing Agreement dated December 10, 2010 between Osisko and the Rainy River District First Nations and the Lac des Mille Lacs First Nation were issued, at the date of the transaction to determine the number of Yamana common shares issued on the closing date of the Acquisition. Out-of-the-money options were paid out in cash upon the close of the Acquisition, and have been included within the transaction costs to be paid by Osisko.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  Consolidated statement of loss adjustments for the three months ended March 31, 2014 and the year ended December 31, 2013

  For the three months ended March 31, 2014

				Pro Forma Joint Operation Statement of Loss
	Osisko, as reported Mar 31, 2014	Adjustments relating to New Osisko Assets		Joint Operation Earnings Mar 31, 2014	Joint Operation Earnings Mar 31, 2014	50% of Joint Operation
	CAD	CAD		CAD	USD	USD
Revenue	212,131	—		212,131	192,212	96,106
Mine operating costs		—
Production costs	96,586	—		96,586	87,517	43,758
Royalties	2,729	—		2,729	2,473	1,236
Depreciation	35,205	—		35,205	31,899	15,950

Earnings from mine operations	77,611	—		77,611	70,323	35,161
Expenses
General and Administrative	18,668	(2,012)	{b}	16,656	15,092	7,546
Exploration and evaluation	2,568	(1,475)	{b}	1,093	990	495
Write-off of property, plant and equipment	2,220	(1,816)	{e}	404	366	183
Impairment of property, plant and equipment	—	—		—	—	—

Operating earnings	54,155	5,303		59,458	53,875	26,937

Interest income	(692)	578	{b}	(114)	(103)	(52)
Finance costs	6,249	(155)	{d}	6,094	5,522	2,761
Foreign exchange (gain)/loss	2,949	—		2,949	2,672	1,336
Share of loss of associates	306	(306)	{a}	—	—	—
Other gains/losses	(2,107)	2,307	{a}	200	181	91

(Loss)/earnings before taxes	47,450	2,879		50,329	45,603	22,801
Income and mining tax expense	23,209	583		23,792	21,558	10,779

Net (loss)/earnings	24,241	2,296		26,537	24,045	12,022
Basic and diluted (loss) income per share	0.06
Diluted earnings income per share	0.05
Weighted-average number of shares outstanding ('000s)
Basic	439,546
Diluted	441,906

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  For the year ended December 31, 2013

				Pro Forma Joint Operation Statement of Loss
	Osisko, as reported Dec 31, 2013	Adjustments relating to New Osisko Assets		Joint Operation Earnings Dec 31, 2013	Joint Operation Earnings Dec 31, 2013	50% of Joint Operation
	CAD	CAD		CAD	USD	USD
Revenue	675,648	—		675,648	656,256	328,128
Mine operating costs
Production costs	359,182	—		359,182	348,873	174,437
Royalties	8,832	—		8,832	8,578	4,289
Depreciation	117,358	—		117,358	113,990	56,995

Earnings from mine operations	190,276	—		190,276	184,815	92,407
Expenses
General and Administrative	32,371	(8,375)	{b}	23,996	23,307	11,654
Exploration and evaluation	12,966	(6,717)	{b}	6,249	6,070	3,035
Write-off of property, plant and equipment	17,950	(5,159)	{e}	12,791	12,423	6,212
Impairment of property, plant and equipment	530,878	—	{c}	530,878	515,642	257,821

Operating earnings	(403,889)	20,251		(383,638)	(372,627)	(186,315)

Interest income	(1,789)	1,340	{b}	(449)	(436)	(218)
Finance costs	31,219	(952)	{d}	30,267	29,398	14,699
Foreign exchange (gain)/loss	6,317	455	{b}	6,772	6,578	3,289
Share of loss of associates	1,149	(1,149)	{a}	—	—	—
Other gains/losses	12,236	(12,482)	{a}	(246)	(239)	(119)

(Loss)/earnings before taxes	(453,021)	33,039		(419,982)	(407,929)	(203,966)
Income and mining tax expense	2,082	2,509		4,591	4,459	2,230

Net (loss)/earnings	(455,103)	30,530		(424,573)	(412,388)	(206,195)
Basic and diluted (loss) income per share	(1.04)
Weighted-average number of shares outstanding ('000s)
Basic	437,193
Diluted	437,193

  a)
  Osisko has interests in a number of associates that are accounted for using the equity method. It also has available-for-sale marketable securities and financial assets that are carried at fair value through profit and loss. These investments were transferred to New Osisko and were not transferred to the Joint Operation. Adjustments have been made to remove the impact on the statement of loss with respect to these investments.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

2.     HISTORICAL OSISKO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  b)
  An adjustment has been made to general and administrative expenses, exploration and evaluation expenses, interest income, and foreign exchange gains/losses to remove the historical expenses incurred by Osisko that are not direct and incremental to the mining assets and liabilities retained by the Joint Operation and relate to the operations of New Osisko.

  c)
  The Osisko historical audited consolidated statement of loss for the year ended December 31, 2013 includes an impairment loss of C$530,878 related to the Hammond Reef properties. Without the effect of the impairment loss, Yamana's share of the net earnings from the Joint Operation would be an income of $51,626 on a post-tax basis and $53,855 on a pre-tax basis.

  d)
  An adjustment has been made to the interest expense incurred on the Osisko debt facilities which were converted to common shares of Osisko at the trigger of change in control.

  e)
  An adjustment has been made to reflect the impairment loss relating to the Mexican properties and other exploration and evaluation properties which were transferred to New Osisko and hence were not acquired by Yamana and Agnico Eagle.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of the Company as at March 31, 2014 and December 31, 2013. Management has determined, based on their initial assessment, that certain adjustments are necessary to conform the relevant items of Osisko's audited consolidated financial statements to the accounting policies used by Yamana in the preparation of its audited consolidated financial statements:

  a.
  Depletion of producing properties—Osisko depletes its producing property on a units-of-production basis over an estimate of proven and probable reserves. Yamana depletes its producing properties on a units-of-production basis over an estimate of recoverable ounces, which includes proven and probable reserves in addition to a portion of mineral resources expected to be classified as mineral reserves and are economically extractable. The depletion expense for the Canadian Malartic mine for the three months ended March 31, 2014 and the year ended December 31, 2013 has been recalculated based on Yamana's accounting policy for the depletion of producing mines, as noted in note 5(g) below.

  b.
  Certain reclassifications on the pro forma consolidated balance sheet and the pro forma consolidated statement of operations have been effected to conform to Yamana's accounting policies. These have been made prior to the reconciliation within note 2. These adjustments include the following:

  i.
  Tax credit receivables were reclassified from accounts receivable to other financial assets;

  ii.
  Advances and deposits were reclassified from accounts receivable to other assets; and

  iii.
  Foreign exchange gains and losses and interest income were reclassified to finance income/finance expense.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

4.     THE TRANSACTION

  The activity of the Joint Operation constitutes a business, as defined by IFRS 3R, and consequently, Yamana has applied the principles of IFRS 3R in the accounting for the acquisition of its interest in the Joint Operation. Yamana's share of the assets and liabilities of the joint operation is 50%.

  A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$
Yamana Purchase Consideration
Fair value estimate of the Yamana share consideration (note 5(a))	1,012,593
Yamana cash consideration (note 5(b))	450,161

Total consideration	1,462,754

  The above purchase price consideration reflects the number of outstanding shares and potential shares of Osisko as at June 16, 2014. For purposes of pro forma presentation, all in-the-money warrants and in-the-money options held in Osisko were converted into common shares of Osisko, and that all shares issuable by Osisko under the Resource Sharing Agreement and the debt with Fonds de Solidarité FTQ were issued, at the date of the transaction, in order to determine the number of Yamana common shares issued on the date of the Acquisition.

  Transaction costs in respect of the Acquisition are estimated at $25,550 and have not been included in the pro forma statement of operations given their non-recurring nature.

  The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of March 31, 2014:

Pro forma presentation
$
Cash	50,641
Restricted cash	253
Inventories	32,657
Other financial assets	9,168
Other assets	35,729
Property, plant and equipment	1,629,774
Deferred tax asset	4,027
Goodwill	267,101
Trade and other payables	(32,798)
Debt and other financial liabilities	(158,064)
Decommissioning, restoration, and other liabilities	(7,700)
Deferred tax liability	(368,034)

Total net assets acquired	1,462,754

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

4.     THE TRANSACTION (Continued)

  For purposes of these pro forma condensed consolidated financial statements, the excess of the total consideration over the net identifiable assets to be acquired has been included within the estimate of the fair value of property, plant and equipment. A deferred income tax liability arising from the temporary difference on purchase price allocation is recognized, with a corresponding increase in goodwill. The estimate of the fair value of property, plant, and equipment is preliminary, however, and subject to change. The final purchase price and the fair value of the net assets to be acquired will ultimately be determined after the closing of the Acquisition. Therefore, it is likely that the purchase price, including share consideration, and the fair values of assets acquired and liabilities assumed will vary from those shown above. The actual fair value of the assets and liabilities, including the goodwill, may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values, as further analysis is completed.

5.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The unaudited pro forma condensed consolidated financial statements reflect the following assumptions and adjustments to give effect to the Acquisition, as if the Acquisition had occurred on January 1, 2013 for statement of operations items and March 31, 2014 for balance sheet items. Assumptions relating to the share price of Yamana or Osisko are based on the date of June 16, 2014, the date of the closing of the Acquisition.

  a.
  An adjustment to reflect the issuance of 123,620,781 Yamana shares, based on a ratio of 0.26471 of a Yamana common share for each outstanding common share of Osisko. The closing price of Yamana shares on June 16, 2014 was $8.19 (C$8.88).

  b.
  An adjustment to reflect the amount paid by Yamana as part of the transaction of $450,161 (C$488,020), in addition to the transaction costs and professional fees related to the transaction of $25,550.

    On June 12, 2014, the Company obtained additional senior unsecured term facility for two years of $500,000. The terms and covenants of the term facility are substantively the same as the existing revolving credit facility. For purposes of these unaudited pro forma condensed consolidated financial statements, Yamana assumed the above noted costs were funded through a portion of this additional facility.

  c.
  As it relates to the Company's facility noted in Note 5(b), additional interest expense of $2,966 and $11,864 has been recorded in the pro forma statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, due to the issuance of the facility, which was used to finance Yamana's share of the cash consideration as well as transactions costs incurred as part of the Acquisition.

  d.
  An adjustment has been made to reflect the fair values of the long-term debt facilities held by Osisko which were acquired as part of the Joint Operation. The fair value of Osisko's long-term debt with CPPIB Credit Investments ("CPPIB"), a wholly-owned subsidiary of CPP Investment Board, was calculated using a market rate of 7.625%. This represents an estimate of the interest rate that an unrelated market participant would use to value the above noted debt, and is specific to the net assets of the Joint Operation, as the debt would be assumed to be repaid through the use of the cash flows generated by the Joint Operation.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

5.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

    The fair value of Osisko's convertible long-term debt facilities with Ressources Québec ("RQ"), a subsidiary of Investissement Québec, and Caisse de dépôt et placement du Québec ("CDPQ") was estimated based on the consideration that would have been received by RQ and CDPQ had the debt facilities been converted prior to the Acquisition. The total adjustment to the fair value of the debt facilities is $19,814.

  e.
  As it relates to the long-term debt with CPPIB, a reduction in interest expense adjustment of $610 and $2,442 has been recorded in the pro forma consolidated statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, based on an effective interest rate of 7.625%. This is due to the fact that Yamana would be paying a premium on the debt at the date of Acquisition, by recording the debt at fair value as of that date, being higher than the amortized cost or book value of the debt recorded by Osisko.

  f.
  An adjustment to reflect the fair value of the property, plant, and equipment acquired, in excess of the book value. The resulting deferred tax liability, assuming a mining tax rate of approximately 36.8%, is recognized with an offsetting amount recognized in goodwill. The applicable tax rate is based on the tax jurisdiction of the asset where it will be recovered through use.

  g.
  An adjustment to reflect the calculation of the depletion expense recorded on the Canadian Malartic assets to conform to the accounting policies of Yamana. The depletion expense is based on an estimate of proven and probable reserves, in addition to the portion of mineral resources that is expected to be reclassified to reserves in the future, and expected to be economically extractable. A conversion rate of 25% has been assumed on the conversion of such mineral resources to mineral reserves, for purposes of the depletion expense adjustment recorded to the Canadian Malartic assets for the three months ended March 31, 2014 and the year ended December 31, 2013.

  h.
  As part of the Acquisition, as noted in note 1, New Osisko owns a 5% NSR on the production of the Canadian Malartic mine which was acquired by the Joint Operation. An adjustment has been made to revenue to reflect the NSR paid on the Canadian Malartic mine, calculated based on 5% of revenues, net of transportation charges and refining charges, of the Canadian Malartic assets for the three months ended March 31, 2014 and the year ended December 31, 2013.

  i.
  An adjustment to recognize a deferred tax asset of $30,997 has been recorded. This is due to the fact that previously unrecognized loss carry-forwards of Yamana are now more likely than not to be utilized, due to the positive taxable income expected to be achieved in Canada by the Canadian Malartic assets within the Joint Operation. This in turn meets the criteria under IAS 12 Income Taxes for the recognition of deferred tax assets. As the impact of this recognition is not considered to have a continuing impact on Yamana's consolidated results, no effect has been given to the recognition of this deferred tax asset in the pro forma consolidated statement of operations.

  j.
  An amount of approximately $70,012 was received by Osisko upon the conversion of all in-the-money warrants and in-the-money options upon the close of the Acquisition, representing Yamana's portion of such receipts. Subsequently, an amount of $43,808 of transactions costs and change of control payments will be paid out by Osisko relating to the Acquisition. The remaining cash balance of $26,204 is acquired by Yamana as part of Yamana's share of the Joint Operation, and forms part of the purchase price allocation in note 4 above.

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

5.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

  k.
  For purposes of these unaudited pro forma consolidated balance sheet, the following tax adjustments have been recorded;

  i.
  Upon the close of the Acquisition, Osisko recognized an estimated total taxable capital gain of $167,011 due to the transfer of shares to New Osisko. Historical tax attributes of Osisko will be utilized to offset such taxable capital gain, resulting in a reduction of deferred tax assets of $41,392, $20,696 of which represents Yamana's share of such reduction. This has been recorded as an increase in deferred tax liabilities within the purchase price allocation in note 4 above.

  ii.
  As noted in note 5(j) above, Osisko will be paying a total of approximately $43,808 of change of control and transaction costs, representing Yamana's share of such payments. An amount of $20,190 is assumed to be deductible for income tax purposes. Such deductions created a deferred tax asset of $4,027 upon the close of the Acquisition, representing Yamana's share of the asset recognized.

  iii.
  Due to the transfer of the NSR on the Canadian Malartic assets to New Osisko as part of the Acquisition, a reduction in the tax basis of such assets was recorded in Osisko, resulting in an increase in the deferred tax liability recognized by Yamana upon the close of the Acquisition, of $6,725.

  iv.
  Upon close of the Acquisition, Yamana recognized a tax liability of approximately $11,530 related to certain exploration costs which are not deductible for tax purposes.

  v.
  Due to Osisko electing to apply an initial recognition exemption from recognizing a deferred tax liability on their purchase of the Kirkland Lake properties in 2012, a deferred tax liability of $20,004 was recognized by Yamana upon the close of the Acquisition relating to the above-noted properties.

  All of the above tax adjustments have been reflected as an adjustment to the fair value of the property, plant and equipment, as noted in note 4 above.

  l.
  For purposes of these unaudited pro forma consolidated statement of operations, the following tax adjustments have been recorded, as temporary tax differences as a result of;

  i.
  additional depletion expense noted in note 5(g), using a mining tax rate of 36.8%

  ii.
  additional interest expense noted in note 5(c) and note 5(e), using a federal tax rate of 26.9%

  iii.
  royalties paid as noted in note 5(h), using a mining tax rate of 26.9%

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013
(expressed in thousands of US dollars, unless otherwise noted)
(Unaudited)

6.     PRO FORMA SHARE CAPITAL

	March 31, 2014		December 31, 2013
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Yamana's common shares outstanding	753,391	6,321,450	753,303	6,320,138
Yamana's common shares issued under the Acquisition (note 5(a))	123,621	1,012,593	123,621	1,012,593

Pro forma share capital	877,012	7,334,043	876,924	7,332,731

  Pro forma loss per share

  For the purposes of the unaudited pro forma condensed consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding as at the year end, after giving effect to the transaction described in note 4 as if it had occurred on January 1, 2013.

	March 31, 2014	December 31, 2013
Actual weighted average number of Yamana shares outstanding (thousands)	753,356	752,697
Number of Yamana shares issued to Osisko shareholders (note 5(a)) (thousands)	123,621	123,621

Pro forma weighted average number of Yamana shares outstanding (thousands)	876,977	876,318

Pro forma loss attributable to Yamana equity holders	(26,924)	(687,571)
Pro forma loss per share—basic and diluted	(0.03)	(0.78)

QuickLinks

  Exhibit 99.1
Schedule "A"
YAMANA GOLD INC. PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET as at March 31, 2014 (expressed in thousands of US dollars) (Unaudited)
YAMANA GOLD INC. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS for the three months ended March 31, 2014 (expressed in thousands of US dollars) (Unaudited)
YAMANA GOLD INC. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS for the year ended December 31, 2013 (expressed in thousands of US dollars) (Unaudited)
YAMANA GOLD INC. NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the three months ended March 31, 2014 and for the year ended December 31, 2013 (expressed in thousands of US dollars, unless otherwise noted) (Unaudited)